Exhibit 99.1

Viomi Technology Co., Ltd Announces Declaration of a Special Dividend

GUANGZHOU, China, July 14, 2025 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading technology company for home water solutions in China, today announced that its board of directors has approved the declaration and distribution of a special dividend (the “Special Dividend”) of US$0.0293 per ordinary share (US$0.0880 per American depositary share, or ADS). The aggregate amount of the Special Dividend will be approximately US$6 million. The Special Dividend is expected to be paid on or around August 18, 2025 to the holders of the Company’s ordinary shares, and on or around August 21, 2025 to the holders of the Company’s ADSs, of record, as of the close of business on July 31, 2025. The Special Dividend to be paid to the holders of ADSs will be subject to the terms of the deposit agreement.

“We are pleased to announce the declaration and distribution of the Special Dividend, underscoring our unwavering commitment to creating long-term shareholder value and reflecting our strong confidence in Viomi’s strategic direction and future growth,” said Mr. Xiaoping Chen, Founder and CEO of Viomi. “Following the successful completion of our strategic business reorganization in 2024, we have sharpened our focus on the home water solution businesses and accelerated the execution of our ‘Global Water’ vision. The launch of our groundbreaking Kunlun 4 Pro Alkaline Mineral Water Purifier introduced mildly alkaline mineral water to customers, thriving to lead the shift in household drinking water standards from purified water to purified mineral water. In parallel, we have continued to enhance operational efficiency in the domestic market while expanding our global footprint, resulting in meaningful business progress. Supported by a steady business growth, we have achieved a turnaround in our operations, a key milestone in our development. Looking ahead, we remain committed to advancing product innovation, optimizing our service capabilities, and reinforcing our long-term competitive advantages as we strive to deliver sustainable, long-term returns to our shareholders.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the estimated revenue and income from operations from the Continuing Businesses, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Viomi Technology

Viomi’s mission is “AI for Better Water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water systems, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: http://ir.viomi.com/.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com